[Illumina, Inc. Letterhead]
December 3, 2008
Mr. Jay Webb
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:	Illumina, Inc. Form 10-K for the Fiscal Year Ended December 30, 2007 Filed February 26, 2008 Form 10-Q for the Fiscal Quarter Ended September 28, 2008 Filed October 29, 2008 File No. 000-30361
Dear Mr. Webb:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the Staff) received by letter dated November 3, 2008 relating to the above referenced filings of Illumina, Inc. (the Filings).
We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements. On behalf of Illumina, Inc. (the Company, Illumina, or we), I have attached Illumina’s responses to each of your specific comments. For ease in your review process, we have included your specific comment prior to each of our responses. Thank you for your consideration of our responses and observations to your comments. We hope our responses have been complete and answer your questions. If you have further questions or if you need any additional information, or if you wish to discuss this letter in greater detail, please contact me at 858-202-4508.
Sincerely,
/s/ Christian O. Henry
Christian O. Henry
Sr. Vice President and Chief Financial Officer
Form 10-K for the Fiscal Year Ended December 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Comparison of Years Ended December 30, 2007 and December 31, 2006, page 33
Revenue, page 33
Comment 1
We note that your discussion of the significant changes in revenues and costs of revenues does not quantify the specific reasons for material changes in these financial statement line items. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenue or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.
Response
In future filings we will expand our disclosure to quantify specific reasons for material changes in these financial statement line items. We will include significant factors that contributed to the changes, including offsetting factors and, as applicable, trends and uncertainties that may have a material impact upon revenue or operating results. In addition, if material, we will indicate volume for significant product lines and/or product types and where appropriate the impact of pricing changes.
Consolidated Financial Statements page F-l
Note 1. Organization and Summary of Significant Accounting Policies, page F-7
Inventories, page F-9
Comment 2
In future filings please revise your inventory accounting policy disclosure to include the method by which amounts are removed from inventory, e.g., “average cost,” “first-in, first-out,” “last-in, first-out,” “estimated average cost per unit”. Refer to Rule 5-02(6)(b) of Regulation S-X.
Response
We hereby confirm to the Staff that we do utilize the first-in, first-out method of accounting for our inventory movement and we will clarify that in our future filings by making specific reference to the use of the first-in, first-out method.
Note 5. Convertible Senior Notes, page F-22
Comment 3
We note that in conjunction with the sale of the $400 million Convertible Senior Notes in February 2007, you entered into a convertible note hedge and issued a warrant. We see that you recorded the cost of the hedge as a reduction of additional paid in capital. Please describe for us in greater detail how you accounted for the issuance of the convertible note hedge and warrant issuance and the accounting literature which supports your conclusions. Additionally, please tell us how you valued and specifically recorded the transactions in your financial statements.
Response
Background
On February 16, 2007, we issued $400.0 million in Convertible Senior Notes and as noted in Note 5 to the Consolidated Financial Statements included in the Form 10-K, we entered into convertible note hedge transactions (bond hedge) with the purchasers and/or their affiliates of the Convertible Senior Notes (the counterparties) at a strike price of $21.83 per share ($43.66 per share prior to the two-for-one stock split effected on September 22, 2008). In addition, we sold to these counterparties warrants to acquire shares of our common stock at a strike price of $31.435 per share ($62.87 per share prior to the stock split). The cost of the hedge that was not covered by the proceeds from the sale of the warrants was approximately $46.6 million and is reflected as a reduction of additional paid-in capital as of December 30, 2007.
Accounting Treatment
Pursuant to Emerging Issues Task Force (EITF) Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (EITF

No. 00-19), and EITF Issue No. 01-06, “The Meaning of Indexed to a Company’s Own Stock” (EITF No. 01-06), the cost of the bond hedge and the proceeds received from the issuance of the warrants were recorded as a reduction of and an increase in, respectively, additional paid-in capital in stockholders’ equity as separate equity transactions. The amounts recorded are the negotiated contract prices determined through a blind auction process whereby we requested quotes from two parties and accepted the lowest price bid. As a result, we believe the negotiated contract prices represent fair value. No additional adjustments will be made to fair value until maturity as long as EITF No. 00-19’s requirements are satisfied. Our conclusions regarding the accounting treatments above were based upon the following considerations:
The Company considered the applicability of the guidance of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), to consider the accounting for the bond hedge and for the warrants. According to SFAS No. 133 Paragraph 11 and 11a, the reporting entity shall consider the following contracts to be exceptions to derivative instrument treatment: contracts issued or held by that reporting entity that are both 1) indexed to its own stock, and 2) classified in stockholders’ equity in its statement of financial position.
To assess the first criteria above, we determined that the bond hedge and the warrants were indexed to the Company’s stock under EITF No. 01-06. In order to pass the second criterion, the instruments must also meet the requirements outlined under EITF No. 00-19. EITF No. 00-19, Paragraph 9 states that “Equity contracts that give the Company a choice of... net cash settlement or settlement in shares (including net-share settlement that requires that the Company deliver shares)...should be initially measured at fair value and reported in permanent equity.” Both the bond hedge and warrants allow for net-share settlement. Further requirements to allow for the bond hedge and warrants to qualify as an equity contract (and therefore not be subject to mark-to-market treatment) that are within this guidance include the following:
(i)	The right to settle in unregistered shares (paragraphs 12 — 18).

(ii)	Sufficient authorized and unissued shares to satisfy all outstanding obligations (paragraph 19).

(iii)	Limit on the number of shares issuable (paragraphs 20 — 24).

(iv)	No cash payments on the option or underlying stock to the holder if Illumina fails to make a filing with the SEC (paragraph 25).

(v)	No payments to the holder based on the stock performance following conversion. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions) (paragraph 26).

(vi)	Net cash is only required to be paid during events where the stock is also exchanged for cash (paragraphs 27 — 28).

(vii)	The equity option is not senior to the common stock (paragraphs 29 — 31).

(viii)	No requirement in the contract to post collateral at any time, for any reason, except to satisfy shares underlying the instrument upon conversion (paragraph 32).

We assessed the bond hedge and warrants separately and concluded that these instruments met the criteria set forth in paragraphs 12 — 32 of EITF No. 00-19 as listed above and therefore qualified for the scope exception under paragraph 11(a) of SFAS No. 133. Accordingly, we measured the bond hedge and warrants at their fair value and classified both instruments as equity in our consolidated financial statements and did not mark-to-market.
Comment 4
In a related matter, please also tell us the authoritative accounting literature that supports your accounting for and presentation of the $54.6 million incremental tax benefit related to the convertible note issuance as disclosed on page F-5.
Response
For tax purposes, the Convertible Senior Notes and bond hedge were treated as a single synthetic debt instrument per Treasury Regulation 1.1275-6, thus creating an asset that will be amortized over the life of the synthetic debt instrument. In accordance with SFAS No. 109, “Accounting for Income Taxes,” (SFAS No. 109) a deferred tax asset was established for the value of the bond hedge given that future tax deductions will result as the value of the bond hedge is amortized over the life of the synthetic debt instrument. Since the bond hedge was treated as a reduction of equity in accordance with SFAS No. 133, EITF No. 00-19 and EITF No. 01-06, the related tax benefit was also established as an equity adjustment.
Note 8. Litigation Settlements, page F -27
Comment 5
We see that on January 9, 2008 you entered into a settlement agreement with Affymetrix whereby you agreed to pay them $90 million. We note the disclosure herein that as of December 30, 2007 you had accrued the $90 million settlement payment and recorded an intangible asset (licensed technology) for $36 million. Please tell us more about your accounting for the settlement agreement, including the basis in U.S GAAP for your treatment of a portion of the settlement as an intangible asset as of December 31, 2007. Furthermore, please describe for us how you determined that those costs would be recoverable and how you determined the fair value and useful life of the recorded intangible asset.
Response
Background:
On July 26, 2004, Affymetrix, Inc. (“Affymetrix”) filed a complaint against us alleging that the use, manufacture and sale of the Company’s BeadArray products and services, including the Company’s Array Matrix and BeadChip products, infringe six Affymetrix patents. Affymetrix sought an injunction against the sale of any products that may ultimately be determined to infringe these patents, unspecified monetary damages, interest and attorneys’ fees. At the request of Affymetrix, the scope of the trial was subsequently narrowed to five patents. In a February 2007 pre-trial order, the court established a multi-phase trial structure.
The first phase, which began on March 5, 2007, addressed the issues of infringement and damages. On March 13, 2007, the jury returned a verdict finding infringement of the five patents asserted by Affymetrix. That finding was made without consideration of the validity and enforceability of these five Affymetrix patents. The jury awarded retroactive damages, for sales prior to the end of 2005 of products identified in the complaint, at a royalty rate of 15% in an amount of approximately $16.7 million. This first-phase verdict remained subject to the Company’s post-trial motions and appeals. The second and third phases of the trial to determine the validity and enforceability of the Affymetrix patents were scheduled to begin February 2008.

On October 24, 2007, Affymetrix filed additional complaints in the U.S., Germany, and the United Kingdom alleging that the Company infringed five additional U.S. patents and three European patents of Affymetrix. Affymetrix sought an injunction against the sale of any products that would ultimately be determined to infringe these patents, unspecified monetary damages, interest and attorneys’ fees.
On January 10th, 2008, the Company entered into a settlement agreement to resolve the entire patent litigation with Affymetrix.
Accounting Treatment:
The principle accounting guidance used to determine how to appropriately record the terms of the settlement agreement with Affymetrix was SFAS No. 5, “Accounting for Contingencies.” In applying this guidance we also referred to a speech given by the SEC Staff on December 10, 2007. In this speech, the SEC staff said that in order to properly account for litigation settlements, “a company must identify each item given and received and determine whether those items should be recognized.” The staff gave examples of companies recognizing an intangible asset for the covenant not-to-sue and the patented licenses received. Further, the staff went on to describe the method of allocating the consideration paid in a multiple element legal arrangement. As there is no specific guidance in regards to the allocation of elements for these types of arrangements, the staff noted it would be appropriate to use the guidance set forth by EITF No. 00-21, “Multiple Element Revenue Arrangements,” as this guidance would be analogous. As such, the staff believes that “it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values.”
We reviewed our settlement arrangement in the context of this guidance. The only item identified with value in the settlement arrangement was the relief from potential past damages and a perpetual covenant not-to-sue under any of Affymetrix’s patents for the sale of Current Products (defined in the agreement as all products on the market at the time of the settlement, together with those products that are documented to be in the product development pipeline at the time of the settlement, as well as the evolutionary extensions of any and all of those products). Although the covenant not-to-sue relates to all patents of Affymetrix, we focused on the five patents within the scope of the initial lawsuit filed on July 26, 2004 (the Affymetrix Patents). We determined it was reasonable to focus on the Affymetrix Patents based on the implied value assigned to them by Affymetrix through the initial allegation of infringement and on the March 2007 jury finding of infringement of the Affymetrix Patents.
We created a valuation model based on the expected present value of future payments associated with forecasted product revenues derived from the use of the Affymetrix Patents. During the speech previously referenced, the staff stated “companies may be able to calculate the value of the settlement by applying a royalty rate to the revenues derived from the products sold using the patented technology during the infringement period.” We considered this to be the most reasonable approach to allocating the $90 million payment between potential past damages and an intangible asset.
Fair Value Determination
In determining the fair value of the perpetual covenant not-to-sue relating to our Current Products, we used the concepts of fair value based on the past and estimated future revenue streams related to the products covered by the Affymetrix Patents.
In developing the model, we had to consider the following factors: (i) forecasted revenues on a product category basis through the life of the Affymetrix Patents discounted at an incremental rate based on the probability of occurrence; (ii) application of a revenue discounted cash flow rate to take into effect the time value of money; (iii) allocation of product revenues associated with each of the Affymetrix Patents allegedly infringed; and (iv) determination of the value of each of the Affymetrix Patents based on other qualitative factors. The qualitative factors considered include estimated damages a jury would award to the plaintiff had no settlement been reached. Additionally, as of our Form 10-K filing date, four out of five of the patents had been accepted for re-examination by the United States Patent and Trademark Office (USPTO). Thus, we considered the probability of the Affymetrix Patents ultimately being found invalid by the USPTO. Finally, we considered, as of our Form 10-K Filing date, the fact we had already developed a workaround for one of the five patents under consideration and were on track to implement a workaround for another one of the patents by mid-2008.
As a result of these valuation techniques, it was determined that 40% of the total settlement or $36.0 million related to the current value of future product sales and was capitalized and 60% or $54.0 million related to past sales, which was expensed.
Effective Life and Amortization
The Affymetrix Patents expire at various times through 2015. We used the latest patent expiry date to determine the effective life of the intangible asset. The related amortization is based on the higher of the percentage of usage or the straight-line method. This percentage of usage is determined using the revenues generated from Current Products covered by the Affymetrix Patents compared to the estimated cumulative revenues to be generated by these products. Amortization is being recorded within “Amortization of intangible assets” under the heading “Costs and expenses” on the consolidated statements of operations. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” if indicators of impairment exist, we will assess the recoverability of the affected assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows and by considering the future of each of the individual patents.
Note 11. Income Taxes, page F-30
Comment 6
We note that at December 30, 2007 and December 31, 2006, net operating loss carry forwards of $28.7 million and $99.1 million, respectively, and research and development tax credit carryforwards of approximately $9.2 million and $9.3 million, respectively, were available to reduce future income taxes. We also see that in 2007 you released a portion of your deferred tax asset valuation allowance of approximately $17.1 million. Please explain further your basis for concluding that it is more likely than not that these deferred tax assets released are realizable. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. Expand the disclosures herein and in Management’s Discussion and Analysis in future filings to address the factors considered by management in determining whether your deferred tax assets as of year end will or will not be realized. Your future revisions should address the factors outlined in paragraphs 20 to 25 of Statement 109.
Response
In accordance with paragraphs 20 to 25 of SFAS No. 109 we reviewed all available evidence, both positive and negative, to determine whether a valuation allowance was needed. Based upon this review, as of December 30, 2007, management believed it was more likely than not there would be sufficient future income to support the utilization of the deferred tax assets at December 30, 2007, with limited exceptions (i.e., certain foreign and state jurisdictions, and U.S. capital loss deferred tax assets).

This evidence is summarized as follows:
(i)	significant cumulative pre-tax book income after permanent differences as of December 30, 2007;

(ii)	history of earnings over several quarters;

(iii)	track record of reliable forecasting;

(iv)	sufficient projected domestic pre-tax book income over foreseeable future to utilize domestic deferred tax assets (foreign deferred tax assets are evaluated separately); and

(v)	negative evidence from previous quarters had significantly diminished (items such as reliance on a small number of customers and the risk associated with the uncertainty of the Affymetrix patent infringement litigation).
Management believed our product offerings not subject to the outcome of the litigation were significant. Our customer base had increased significantly so that our top ten customers contributed less than 30% of our revenue for 2007 compared to over 50% in 2006. We had a history of pre-tax book income, and had cumulative pre-tax book income in the United States as of December 30, 2007. We believe our forecasts have been reliable, and based on the projections of future revenue and income, we believe we should be able to cover the existing deferred tax assets within the foreseeable future. Therefore, based upon the available evidence, management believed it was more likely than not the net deferred tax assets in the United States would be realized. In accordance with SFAS No. 109, we therefore removed the valuation allowance against the net deferred tax assets of the U.S. entities.
In future filings, we will expand the disclosures identified by the Staff to address the factors management considered in determining whether deferred tax assets as of year-end will or will not be realized. These disclosures will address the factors outlined in paragraphs 20 to 25 of SFAS No. 109.
Note 13. Segment Information, Geographic Data and Significant Customers, page F-34
Comment 7
Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Please address our concern in your future filings.
Response
In future filings we will revise the disclosure to present tangible assets only for each period presented.
Form 10-Q for the Fiscal Quarter Ended September 28, 2008
Item 1. Financial Statements, page 3
Note 4. Cash and Cash Equivalents and Investments, page 11
Comment 8
We note you have approximately $52 million in auction rate securities (ARS) at September 28, 2008. We also note that during the first quarter of 2008, most ARS auctions began to fail and the securities became illiquid. Consequently, in 2008 you reclassified these ARS securities to long-term investments and since there was an insufficient observable market for the ARS you determined the fair value of the ARS securities utilizing a discounted cash flow model. Please tell us the following:
•	How you considered trades in the secondary market and if you did not consider trades in the secondary market, why you did not consider this an appropriate analysis;
Response
In determining the fair value of our auction rate securities’ (ARS) portfolio, we considered trades in the secondary market. However, due to the recent auction failures of ARS in the marketplace and the lack of trading in the secondary market of these instruments, there was insufficient observable ARS market information available to directly determine the fair value of our investments.
•	The basis for the assumptions used to determine your estimate of the present value of the auction rate securities in your discounted cash flow analysis, including the sensitivity of your estimated present value to those assumptions;
Response
To estimate the present value of our ARS portfolio, our discounted cash flow analysis compared the expected cash flows from our ARS with the expected market return for similar securities, adjusted for the current illiquidity of ARS. We used historical data of the rates upon which a majority of our auction rate securities’ contractual rates are based, such as the LIBOR and average trailing 12-month 90-day Treasury interest rate spreads, to estimate future interest rates. We also considered the discount factors, taking into account the AAA credit rating of our ARS, and a five-year period reflective of the estimated length of time until our securities become liquid. We obtained information from multiple sources, including our broker, to determine a reasonable range of assumptions to use in valuing the ARS that we hold. To understand the sensitivity of our valuation, we varied the liquidity factor and the estimated remaining life. We evaluated the variations in those results and determined the factors and valuation method chosen were reasonable and representative of our ARS portfolio.
•	Whether you considered any broker’s estimation of the fair value of your auction rate securities;
Response
We inquired of our brokers what valuation technique was used to determine the valuation they provided to us, and their responses indicated to us they utilized a discounted cash flow model. Further, we obtained information from multiple sources, including our brokers, to determine appropriate and reasonable assumptions for calculating the fair value of our ARS portfolio.
•	How you determined, based on your estimate of fair value, that the temporary impairment loss was only $4.3 million and specifically how you concluded that there were no other-than-temporary losses in your auction rate security investments as of September 28, 2008, considering the failed auctions for your ARS beginning in the first quarter of 2008. Please clarify whether you have the intent and the ability to hold these securities until maturity. Refer to SFAS 157, FSP FAS 115-1 and FAS 124-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.
Response
Based on our analysis as outlined above, we reduced the value of our ARS investments from a par value of $55.9 million to an estimated fair value of $51.6 million as of September 28, 2008.

In determining whether there were any other-than-temporary losses on our ARS portfolio at September 28, 2008, we reviewed SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115), particularly paragraph 16, which states if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment shall be considered to have occurred. We also reviewed Financial Accounting Standards Board Staff Position (FSP) SFAS No. 115-1, particularly paragraph 14, which states when an investor has decided to sell an impaired available-for-sale security and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale, the security shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made. An investor shall also recognize an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made. In evaluation of an other-than-temporary impairment of our ARS, we have no reason to believe that any of the underlying issuers of our ARS are presently at risk of default. We have continued to receive interest payments on our ARS in accordance with their terms. We believe we will ultimately be able to liquidate our investments at full value because of the type of collateral securing most of our ARS, though it could take until final maturity to realize their full value. In evaluating whether we have the ability to hold our ARS until maturity, we considered our current and future liquidity requirements and availability. We assessed our cash flows from operations for the nine months ended September 28, 2008 noting a cash inflow of $1.8 million despite the $90.5 million paid for two litigation settlement agreements during the first quarter of 2008. Additionally, as of September 28, 2008, our cash, cash equivalents, and short-term investments totaled $649.6 million. As a result, we believe we have sufficient funds available for funding continuing operations and debt repayments, such that we do not anticipate a need to liquidate our ARS holdings prior to maturity.
Based on our intent to hold our ARS until we are able to recover the full value and our expected ability to retain our ARS portfolio for a period of time sufficient to allow for any anticipated recovery in market value or until maturity, an other-than-temporary impairment would have been inappropriate at September 28, 2008. Even though we believe we have the ability to hold our ARS, we intend to continue to offer the securities in our ARS portfolio at auction until the auction succeeds at par, the issuer calls the security or the security matures.
* * *
In response to the Staff’s request, Illumina, Inc. hereby acknowledges as follows:
•	Illumina, Inc. is responsible for the adequacy and accuracy of the disclosure in the Filings.

•	Comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings.

•	Illumina, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.